Exhibit 99.1

BlueCity Holdings Limited Announces Receipt of a Preliminary Non-Binding Proposal to Acquire the Company

BEIJING, January 3, 2022 (GLOBAL NEWSWIRE) — BlueCity Holdings Limited ( “BlueCity” or the “Company”) (NASDAQ: BLCT), a leading online LGBTQ platform, today announced that its board of directors (the “Board”) has received a preliminary non-binding proposal letter (the “Proposal Letter”), dated January 2, 2022, from Mr. Baoli Ma, founder, chairman of the Board and chief executive officer of the Company (the “Founder”), and Spriver Tech Limited (together with the Founder, the “Buyer Group”), to acquire all of the outstanding ordinary shares of the Company (the “Ordinary Shares”), including the Class A ordinary shares represented by the American Depositary Shares of the Company (the “ADSs”, each two representing one Class A ordinary share) that are not already beneficially owned by the Buyer Group for a proposed purchase price of US$3.70 per Ordinary Share or US$1.85 per ADS in cash (the “Proposed Transaction”). A copy of the Proposal Letter is attached hereto as Exhibit A.

According to the Proposal Letter, the Buyer Group intends to fund the consideration payable in the Transaction primarily with equity capital from the Buyer Group in the form of rollover capital and cash contributions.

The Company expects to form a special committee of the Board, comprised solely of independent and disinterested directors, to consider the Proposal Letter and the Proposed Transaction. The Company cautions that the Board has just received the Proposal Letter and has not made any decisions with respect to the Proposal Letter and the Proposed Transaction. There can be no assurance that the Buyer Group will make any definitive offer to the Company, that any definitive agreement relating to the Proposal Letter will be entered into between the Company and the Buyer Group, or that the Proposed Transaction or any other similar transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

About BlueCity Holdings Limited

BlueCity (NASDAQ: BLCT) is a world-leading online LGBTQ community providing a comprehensive suite of services to foster connections and enhance the wellbeing of the LGBTQ community. The company fulfills both the daily and lifelong needs of its members through a wide range of targeted and tailored services, including social networking, livestreaming and health-related services. With commitment to providing high-quality user experience, ensuring privacy protection, and promoting community health and well-being, BlueCity has captured the hearts and minds of LGBTQ people across the globe. Available in 13 languages, BlueCity's mobile app Blued has connected more than 60 million registered users in about 170 countries and regions.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” and similar statements. Among other things, business outlook and quotations from management in this announcement, as well as BlueCity’s strategic and operational plans, contain forward-looking statements. BlueCity may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about BlueCity’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s ability to retain and increase the number of users, paying members and advertisers, and expand its product and service offerings; the Company’s future business development, financial condition and results of operations; the expected changes in the Company’s revenues, costs or expenditures; the Company’s expectation regarding the use of proceeds from its IPO; competition in the Company’s industry and its popularity within the LGBTQ population; and relevant government policies and regulations relating to the Company’s industry; and the development and impacts of COVID-19. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is current as of the date of the press release, and the Company does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

In China:

BlueCity Holdings Limited

Investor Relations

Phone: +86 10-5876-9662

Email: ir@bluecity.com

The Blueshirt Group

Ms. Ally Wang

Phone: +86 139-0106-6802

Email: ally@blueshirtgroup.com

In the United States:

The Blueshirt Group

Ms. Julia Qian

Phone: +1 973-619-3227

Email: Julia@blueshirtgroup.com

Exhibit A

January 2, 2022

Board of Directors (the “Board”)

BlueCity Holdings Limited (the “Company”)

Room 028, Tower B, Block 2

No. 22 Pingguo Shequ, Bai Zi Wan Road

Beijing 100022

People’s Republic of China

Dear Members of the Board of Directors:

Mr. Baoli Ma, founder, chairman of the Board and chief executive officer of the Company (the “Founder”), and Spriver Tech Limited (“Sponsor”, and together with the Founder, the “Buyer Group”, “we” or “us”) are pleased to submit this preliminary non-binding proposal (“Proposal”) to acquire all of the outstanding ordinary shares of the Company (the “Ordinary Shares”), including the Class A ordinary shares represented by the American Depositary Shares of the Company (the “ADSs”, each two representing one Class A ordinary share) that are not already beneficially owned by the Buyer Group (the “Acquisition”) in a going private transaction at a proposed purchase price of US$3.70 per Ordinary Share or US$1.85 per ADS in cash. We believe that our Proposal provides a very attractive opportunity for the Company’s shareholders to realize substantial and immediate returns. Key terms of our Proposal include:

1.             Buyer Group. We have entered into a consortium agreement dated as of the date hereof, pursuant to which we will form an acquisition company for the purpose of implementing the Acquisition. The Acquisition will be in the form of a merger of the Company with our acquisition vehicle.

2.            Purchase Price. We propose to acquire all of the outstanding Ordinary shares of the Company and the ADSs not already beneficially owned by members of the Buyer Group at a purchase price equal to US$3.70 per Ordinary Share and US$1.85 per ADS. Our proposed purchase price represents a premium of approximately 27.78% to the volume-weighted average price of the ADSs during the last 10 trading days.

3.            Funding. We intend to finance the Acquisition with equity capital from the Buyer Group in the form of rollover equity in the Company and cash contributions. We expect definitive commitment(s) for the required financing, subject to terms and conditions set forth therein, to be in place when the Definitive Agreements (as defined below) are signed with the Company.

4.            Process. We believe that the Acquisition will provide superior value to the Company’s shareholders. We recognize that the Company’s Board will evaluate the Acquisition fairly and independently before it can make its determination to endorse it. Given the involvement of the Founder, we expect that the independent, disinterested members of the Board will proceed to consider the proposed Transaction.

5.            Due Diligence. We are prepared to move expeditiously to complete the proposed Transaction as soon as practicable. We have engaged Simpson Thacher & Bartlett LLP as our legal counsel and believe that, with the full cooperation of the Company, we can complete customary commercial, legal, financial and accounting due diligence for the Transaction, in a timely manner and in parallel with discussions on the definitive agreements.

6.           Definitive Agreements. We are prepared to promptly negotiate and finalize mutually satisfactory definitive agreements with respect to the Acquisition (the “Definitive Agreements”) while conducting our due diligence. This proposal is subject to the execution of the Definitive Agreements. The Definitive Agreements will provide for representations, warranties, covenants and conditions which are typical, customary and appropriate for transactions of this type.

7.            Confidentiality. The Founder will, as required by law, timely file an amendment to its Schedule 13D to disclose this Proposal. We believe it would be in all of our interests to ensure that our discussions relating to the Acquisition proceed in a confidential manner, unless otherwise required by law, until we have executed the Definitive Agreements or terminated our discussions.

8.            About the Sponsor. Spriver Tech Limited, a company incorporated in the British Virgin Islands, is the single largest shareholder of Newborn Town Inc., listed on the Stock Exchange of Hong Kong with stock code 09911.

9.           Business and Operations of the Company. The Founder owns approximately 30.81% of the issued and outstanding shares of the Company and approximately 66.93% of the Company’s voting power, and we remain committed to building and growing the Company after the Acquisition. In considering our Proposal, you should be aware that we are interested only in acquiring the outstanding shares of the Company that we do not already own, and that we do not intend to sell our shares in the Company to any third party or in any other transaction involving the Company.

10.          No Binding Commitment. This letter does not contain all matters upon which agreement must be reached in order to consummate the proposed Acquisition described above, constitutes only a preliminary indication of our interest, and does not constitute any binding commitment with respect to the Acquisition. A binding commitment will result only from the execution of Definitive Agreements, and then will be on terms and conditions provided in such documentation. Nothing herein shall obligate any person to engage in or continue discussions regarding the proposed Acquisition, and any of us may terminate discussions at any time for any reason or no reason. Any actions taken by any person in reliance on this Proposal shall be at that person’s own risk and cost.

In closing, we would like to express our commitment to working together to bring this Acquisition to a successful and timely conclusion. We look forward to hearing from you.

*     *     *     *

Sincerely,

/s/ Baoli Ma

/s/ Spriver Tech Limited